Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@h

Please address correspondence to
PO Box 915, GPO Hong Kong

05008445

13th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement published in the newspapers on 13th May 2005 regarding the Company's Poll Results of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 5/31

File No. 82-4086

The Standard Friday, May 13, 2005

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

Poll Results of the Resolutions proposed at the Annual General Meeting

The Company is pleased to announce the results of the poll conducted in respect of the resolutions proposed at the Annual General Meeting of the Company held on 12th May, 2005 ("AGM") as follows:

	RESOLUTIONS	FOR		AGAINST	
		Number of Shares	*Percentage*	*Number of Shares*	*Percentage*
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.	1,042,792,457	99.9985	15,300	0.0015
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
2.	To declare a final dividend.	1,111,816,986	99.9990	10,650	0.0010
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
3.	(a) To elect Mr. George C. Magnus as a Director.	1,067,037,195	99.6671	3,564,271	0.3329
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(b) To elect Mr. Canning Fok Kin-ning as a Director.	1,066,939,043	99.6632	3,605,421	0.3368
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(c) To elect Mr. Tso Kai-sum as a Director.	1,066,813,619	99.6670	3,564,471	0.3330
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(d) To elect Mr. Ronald J. Arculli as a Director.	1,064,886,170	99.4702	5,671,721	0.5298
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(e) To elect Mrs. Susan M.F. Chow as a Director.	1,066,641,491	99.6629	3,607,421	0.3371
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(f) To elect Mr. Andrew Hunter as a Director.	1,066,615,756	99.6642	3,594,271	0.3358
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(g) To elect Mr. Kam Hing-lam as a Director.	1,066,908,385	99.6633	3,604,421	0.3367
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(h) To elect Mr. Holger Kluge as a Director.	1,066,660,757	99.6705	3,526,750	0.3295
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(i) To elect Mr. Victor Li Tzar-kuoi as a Director.	1,067,496,372	99.7207	2,990,271	0.2793
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	(j) To elect Mr. Ewan Yee Lup-yuen as a Director.	1,066,093,007	99.6640	3,594,271	0.3360
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
4.	To appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	1,069,143,152	99.5417	4,922,949	0.4583
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
5.	To give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.	855,821,638	76.9791	255,936,601	23.0209
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
6.	To give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,111,767,014	99.9987	14,250	0.0013
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
7.	To add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.	1,069,723,355	99.9348	697,384	0.0652
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				

* The above percentages are rounded to the nearest four decimal places.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM is 2,134,261,654 shares. No shareholder was required to vote only against any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the AGM.

As at the date of this announcement, the Executive Directors of the Company are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. LEE Lan Yee, Francis, Mr. KAM Hing Lam, Mr. LI Tzar Kuoi, Victor, and Mr. Frank John SIXT; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.

For and on behalf of
Hongkong Electric Holdings Limited
Lillian Wong

香港經濟日報 2005年5月13日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)
(股份代號：006)

股東週年大會投票表決結果

本公司欣然宣佈於二零零五年五月十二日舉行之股東週年大會(「該股東週年大會」)上提呈之議案的投票表決結果如下：

	議案	贊成		反對	
		股數	百份比	股數	百份比
1.	接納本公司截至二零零四年十二月三十一日止年度之年結及董事局與核數師報告書。	1,042,792,457	99.9985	15,300	0.0015
	由於贊成票數超過50%，議案通過為普通決議案。				
2.	宣派末期股息。	1,111,816,986	99.9990	10,650	0.0010
	由於贊成票數超過50%，議案通過為普通決議案。				
3.	(a) 選舉麥理思先生為董事。	1,067,037,195	99.6671	3,564,271	0.3329
	由於贊成票數超過50%，議案通過為普通決議案。				
	(b) 選舉霍建寧先生為董事。	1,066,939,043	99.6632	3,605,421	0.3368
	由於贊成票數超過50%，議案通過為普通決議案。				
	(c) 選舉曹棨森先生為董事。	1,066,813,619	99.6670	3,564,471	0.3330
	由於贊成票數超過50%，議案通過為普通決議案。				
	(d) 選舉夏佳理先生為董事。	1,064,886,170	99.4702	5,671,721	0.5298
	由於贊成票數超過50%，議案通過為普通決議案。				
	(e) 選舉周胡慕芳女士為董事。	1,066,641,491	99.6629	3,607,421	0.3371
	由於贊成票數超過50%，議案通過為普通決議案。				
	(f) 選舉甄達安先生為董事。	1,066,615,756	99.6642	3,594,271	0.3358
	由於贊成票數超過50%，議案通過為普通決議案。				
	(g) 選舉甘慶林先生為董事。	1,066,908,385	99.6633	3,604,421	0.3367
	由於贊成票數超過50%，議案通過為普通決議案。				
	(h) 選舉Holger Kluge先生為董事。	1,066,660,757	99.6705	3,526,750	0.3295
	由於贊成票數超過50%，議案通過為普通決議案。				
	(i) 選舉李澤鉅先生為董事。	1,067,496,372	99.7207	2,990,271	0.2793
	由於贊成票數超過50%，議案通過為普通決議案。				
	(j) 選舉余立仁先生為董事。	1,066,093,007	99.6640	3,594,271	0.3360
	由於贊成票數超過50%，議案通過為普通決議案。				
4.	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。	1,069,143,152	99.5417	4,922,949	0.4583
	由於贊成票數超過50%，議案通過為普通決議案。				
5.	授權董事發行不超過本公司已發行股本百分之二十之新增股份。	855,821,638	76.9791	255,936,601	23.0209
	由於贊成票數超過50%，議案通過為普通決議案。				
6.	授權董事購回不超過本公司已發行股本百分之十之股份。	1,111,767,014	99.9987	14,250	0.0013
	由於贊成票數超過50%，議案通過為普通決議案。				
7.	授權董事增發之新股可加上本公司購回之股份數額。	1,069,723,355	99.9348	697,384	0.0652
	由於贊成票數超過50%，議案通過為普通決議案。				

* 以上百份比以小數點後四個位計算。

股東有權出席該股東週年大會並可在會上就所有議案投贊成票或反對票的股份總數為2,134,261,654股。沒有股東須就任何議案祇投反對票。

香港中央證券登記有限公司擔任該股東週年大會投票表決的監察員。

於本公佈日期，本公司執行董事為麥理思先生(主席)、霍建寧先生(副主席)、曹棨森先生(集團董事總經理)、甄達安先生、李蘭意先生、甘慶林先生、李澤鉅先生及陸法蘭先生；非執行董事為夏佳理先生、周胡慕芳女士、Holger Kluge先生(獨立非執行董事)、余頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及余立仁先生。

香港電燈集團有限公司